UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Our 2006 Fund Managers of the Year (Excerpt)

These three managers have delivered for shareholders over the long haul.

Fund Spy By Christine Benz	With so many stock and bond funds delivering handsome gains in 2006, we had one of the deepest fields of contenders for our Fund Manager of the Year awards in recent memory. But, as always, we winnowed the list of nominees to our three winners by focusing on those managers who not only had a great year in 2006 but had also served their shareholders extremely well over long time periods. All of the managers who garnered our award this year use highly disciplined strategies and have demonstrated courage in their convictions, sticking by their approaches even when it has left their funds out of step with rival mutual funds over short time periods. In addition to looking for managers with demonstrated investment prowess, we favor those who have served as excellent stewards of shareholders’ capital.

Longtime Morningstar readers are apt to see some familiar names among this year’s winners. We’re proud to point out that we’ve been recommending funds run by our domestic- and international-stock winners for more than a decade, and our fixed-income winner has been garnering our endorsement since we began covering his fund in 2002.

Domestic Equity: 0. Mason Hawkins and Staley Cates
Longleaf Partners Fund (LLPFX), Longleaf Partners Small-Cap (LLSCX)
In his latest Analyst Report for Longleaf Partners, Gregg Wolper reports that “smarts, guts, and patience” sent that fund to the top of the charts in 2006. Those characteristics have also marked the whole of Staley Cates and Mason Hawkins’ remarkable tenure here. The pair are value managers in the Buffett mold, seeking companies that are trading at a discount of 40% or more to their estimates of intrinsic worth.

Invariably, the companies that clear Cates and Hawkins’ valuation hurdles have taken a beating due to some fundamental factor, whether it’s missed earnings or an inhospitable macroeconomic environment. The pair has shown an uncanny knack for separating the temporarily downtrodden from the permanently down and out. In 2006, many of these once-unloved stocks, ranging from Disney (DIS)to DirecTV(DTV)to Comcast (CMCSK)to General Motors(GM) (finally!), bounced back strongly. We wish more investment managers would recognize—as Cates and Hawkins seem to—that consistent calendar-year returns aren’t everything if your long-term risk/reward trade-off is a good one.

We also see a lot to like in Longleaf from a stewardship perspective, and as principals of the firm, Cates and Hawkins can take much of the credit for their funds’ good governance. Southeastern Asset Management lays out its 10 key principles on its Web site, and first among them is, “We will treat your investment in Longleaf as if it were our own.” That’s not just a sound bite. The firm’s lineup—a core stock fund, a small-cap offering, and an international fund—is as utilitarian as they come, and Longleaf has pre-emptively shut its funds to prevent inflows from slowing them down. (Both Partners and Small-Cap are closed to new investors.) We’ve also long appreciated Longleaf’s clear shareholder missives and applaud the firm’s requirement that its employees keep all of their equity investments in Longleaf funds.

This is an excerpt of the full article. The winners for the International fund and Bond fund Manager of the Year have been omitted.

Christine Benz is Morningstar’s director of mutual fund analysis.

This article should be preceded or accompanied by a Prospectus. Average annual total returns for each Fund and its benchmark for the one, five and ten year periods ended December 31, 2006 are as follows: Longleaf Partners Fund, 21.63%, 10.78%, and 12.77%; S&P 500 Index, 15.79%, 6.19% and 8.42%; Longleaf Partners Small-Cap Fund, 22.33%, 16.58%, and 14.51%; Russell 2000 Index, 18.37%, 11.39% and 9.44%. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. The Funds use currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted, past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, for a copy of Longleaf’s most recent quarterly report, which contains portfolio holdings, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments herein should not be viewed as a recommendation to buy or sell any particular security.